

Welcome to the 2008 Annual Meeting of

Capitol Federal Financial





True Blue®️ for over 115 years

2008 CAPITOL FEDERAL FINANCIAL
STOCKHOLDERS MEETING

Board of Directors

B. B. Andersen

John B. Dicus, *President & CEO*

John C. Dicus, *Chairman*

Jeffrey M. Johnson

Michael T. McCoy, M.D.

Jeffrey R. Thompson

Marilyn S. Ward

Capitol Federal Management

John C. Dicus, *Chairman*

John B. Dicus, *President, CEO*

R. Joe Aleshire, *Executive Vice President*

Larry K. Brubaker, *Executive Vice President*

Morris J. Huey, II, *Executive Vice President*

Kent G. Townsend, *Executive Vice President*

Tara D. Van Houweling, *First Vice President*

Mary R. Culver, *Corporate Secretary*

James D. Wempe, *VP - Investor Relations*

Safe Harbor Disclosure

Except for the historical information contained in this presentation, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank, which could affect the ability of the Company to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this presentation. The Company disclaims, however, any intent or obligation to update these forward-looking statements.



True Blue® for over 115 years

2008 CAPITOL FEDERAL FINANCIAL
STOCKHOLDERS MEETING



Fiscal Year 2008 at September 30th

(in thousands)

Total Assets	$8,055,249
Total Loans	$5,320,780
Total Deposits	$3,923,883
Total Borrowings	$3,159,581
Total Stockholders' Equity	$871,216

Financial Performance FY 2008

Net Income	$51.0 million
Diluted Earnings Per Share	$0.70
Net Interest Margin	1.75%
Return on Average Assets	0.65%
Return on Average Equity	5.86%

Financial Performance FY 2008

Efficiency Ratio	49.93%
Operating Expense Ratio	1.04%
Non-performing Assets to Total Assets	0.23%
Equity to Total Assets	10.82%



Loan Portfolio Quality

- Continues to adhere to traditional underwriting standards

- Requires full documentation and qualified borrowers

- Has not participated in subprime, Alt-A or negative amortization lending



Loan Portfolio Quality

- Weighted average loan-to-value ratio of 1-4 family loans is 67%

- Weighted average credit score of borrowers of 1-4 family loans is 755

- Non-performing loans to total loans remains consistently low, at 0.26%

Stock Highlights of Fiscal Year 2008

Book Value per Share $11.93

Total Shares Outstanding   74,079,868

Public Shares Outstanding   20,878,857

Stock Trading Range $27.63 to $51.56

Earnings Per Share

	For the Year Ended September 30, 2008	
	GAAP	Non-GAAP
Net earnings per share, available to public shareholders:		
Net Income	$ 50,954,144	$ 50,954,144
Basic Average Public Shares Outstanding	72,938,871	20,746,054
Dilutive Average Public Shares Outstanding	73,012,666	20,819,849
Basic	$0.70	$2.46
Diluted	$0.70	$2.45



2008 Calendar Year Dividends

- CFFN paid dividends of $2.11 per share.

- CFFN had a cash reserve of $110.4 million as of December 31, 2008.

- The Board intends to continue to pay a quarterly dividend of $0.50 per share for the foreseeable future.

Calendar Year Dividend History



Special Year End Dividend

Capitol Federal Financial Fiscal Year 2008 Net Income	$50,954,144
Regular Quarterly Dividends Paid during Fiscal Year 2008	<u>41,425,484</u>
Net Income in Excess of Regular Quarterly Dividends Paid	$ 9,528,660
Amount Available for Special Year End Dividend	$ 2,382,165
Shares Eligible to Receive Dividends on November 5, 2008	20,881,157
Per Share Amount of Special Year End Dividend	$ 0.11

Investing with CFFN

Initial stock price: $ 10.00

- total cumulative dividends paid: -15.88

Net cost of shares purchased in IPO: $ (5.88)

Cumulative Cash Returned to Stockholders



(in thousands)

$750,000

$677,674

Stockholder Dividends

$316,030

$500,000

$250,000

Stock Repurchases

$361,644

$0

FY 1999 - 2008

Stockholder Value

Continuing our commitment to stockholder value, the Board has declared a $0.50 per share dividend, payable February 20, 2009 to stockholders of record on February 6, 2009.



Questions and Answers



Capitol Federal

True Blue® for over 115 years

2008 CAPITOL FEDERAL FINANCIAL STOCKHOLDERS MEETING

Thank you for attending